DIVERSIFIED RESTAURANT HOLDINGS, INC.

27680 Franklin Road

Southfield, MI 48034

July 2, 2018

VIA EDGAR

United States Securities and

Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:   Diversified Restaurant Holdings, Inc.

Registration Statement on Form S-3

File No. 333- 225457

Acceleration Request

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Diversified Restaurant Holdings, Inc., a Nevada corporation (the "Company"), the registrant under the registration statement on Form S-3, File No. 333-225457 (the "Registration Statement") respectfully requests that the Registration Statement be declared effective at 4:30 p.m., Eastern Daylight Time, on Thursday, July 5, 2018, or as soon as practicable thereafter.

The Company hereby authorizes D. Richard McDonald of Dykema Gossett PLLC to orally modify or withdraw this request for acceleration.

Very truly yours, Diversified Restaurant Holdings, Inc. /s/ David G. Burke David G. Burke President and CEO